UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)*

                      CALIFORNIA COASTAL COMMUNITIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.05 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42550H
--------------------------------------------------------------------------------
                                 (CUSIP Number)
           Asher B. Edelman                         Todd J. Emmerman, Esq.
           717 Fifth Avenue                         c/o Rosenman & Colin LLP
           New York, New York  10022                575 Madison Avenue
           (212) 371-7711                           New York, New York  10022
                                                    (212) 940-8873

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                June 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42550H                  SCHEDULE 13D                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            336,903 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        336,903 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      336,903 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.35%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42550H                  SCHEDULE 13D                Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            223,516 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        223,516 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      223,516 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.22%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42550H                  SCHEDULE 13D                Page 4 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman & Associates LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            223,516 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        223,516 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      223,516 Shares  (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.22%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42550H                 SCHEDULE 13D                 Page 5 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              336,903 Shares (comprised of shares owned by Edelman
    EACH                Value Partners, L.P.)
  REPORTING             --------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH

                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        336,903 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,903 Shares  (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.35%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42550H                 SCHEDULE 13D                 Page 6 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              560,419 Shares  (comprised of shares owned by Edelman
    EACH                Value Partners, L.P. and  shares owned by Edelman Value
  REPORTING             Fund, Ltd.)
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        560,419 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

560,419 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.57%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 7 is being filed by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), and (iv) Asher B. Edelman (such entities and individual are collectively referred to herein as the "Reporting Persons"), with respect to the Common Stock, par value $0.05 per share (the "Common Stock") of California Coastal Communities, Inc., a company incorporated and existing under the laws of the State of Delaware (the "Company") and amends the Schedule 13D (the "Schedule 13D") filed on July 9, 1999 by the Reporting Persons, as amended by Amendment Nos. 1 and 2 filed by the Reporting Persons on August 3, 1999 and October 14, 1999, respectively, by Amendment Nos. 3, 4 and 5 filed by the Reporting Persons (and certain other entities that were formerly members of a reporting group with the Reporting Persons for purposes of Schedule
13D) on December 9, 1999, February 3, 2000 and June 18, 2001, respectively and by Amendment No. 6 filed by the Reporting Persons on February 1, 2002. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D and the Amendments thereto.

Item 5.     Interest in Securities of the Issuer.

            (a)   Item 5(a) is hereby amended and restated as follows:

            The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 10,058,589 shares of Common Stock outstanding as of April 30, 2002, as reported in the Company's quarterly report on Form 10-Q for the period ended March 31, 2002.

            As of the close of business on June 28, 2002:

                  (i) Edelman Value Partners owns 336,903 shares of Common Stock which constitute approximately 3.35% of the shares of Common Stock outstanding;

                  (ii) Edelman Management owns no shares of Common Stock. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 336,903 shares of Common Stock owned by Edelman Value Partners. Such shares of Common Stock constitute approximately 3.35% of the shares of Common Stock outstanding;

                  (iii) Edelman Value Fund owns 223,516 shares of Common Stock which constitute approximately 2.22% of the shares of Common Stock outstanding;

                  (iv) Edelman Associates owns no shares of Common Stock. As Investment Manager of Edelman Value Fund, Edelman Associates may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 223,516 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock constitute approximately 2.22% of the shares of Common Stock outstanding.

                  (viii) Asher B. Edelman owns no shares of Common Stock. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund, Mr. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 336,903 shares of Common Stock owned by Edelman Value Partners and the 223,516 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock, in the aggregate, constitute approximately 5.57% of the shares of Common Stock outstanding.

            (c)   Item 5(c) is hereby amended as follows:

            Set forth below is a description of all transactions in shares of Common Stock that were effected by any of the Reporting Persons within the last sixty days. All of the transactions listed below were effected on the open market.

                                                                 Purchase            Number                     Price
             Entity                           Date               Or Sale            Of Shares                 per Share
             ------                           ----               -------            ---------                 ---------
     Edelman Value Fund                      4/29/02                S                7,000                     $5.03415
     Edelman Value Partners                  5/1/02                 S                  500                     $5.27982
     Edelman Value Partners                  5/3/02                 S                  500                     $5.16984
     Edelman Value Partners                  5/9/02                 S                6,100                     $5.06165
     Edelman Value Partners                  5/10/02                S                5,000                     $5.01985
     Edelman Value Fund                      6/4/02                 S                2,400                     $4.86985
     Edelman Value Fund                      6/20/02                S                2,000                     $4.91985
     Edelman Value Fund                      6/26/02                S               11,000                     $4.74716
     Edelman Value Fund                      6/28/02                S                5,600                     $4.86985

Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby restated as follows:

          Exhibit 1:  Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated:  July 1, 2002

            /s/s Sebastiano Andina
            --------------------------------------------------------------------
            Sebastiano Andina, as attorney-in-fact for each of Asher B. Edelman, Edelman Value Partners, L.P., Edelman Value Fund, Ltd., Asher B. Edelman & Associates LLC and A.B. Edelman Management Company, Inc.

                                    EXHIBIT 1

                     AGREEMENT REGARDING JOINT FILING UNDER
                        SECTION 13(d) OF THE EXCHANGE ACT

            FOR VALUE RECEIVED, the undersigned, effective as of June 13, 2001, hereby agree as follows:

            1. Joint Filing Authorization. Each party hereto authorizes SEBASTIANO ANDINA to file on their behalf with the Securities & Exchange Commission (the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13d-1(k), a statement of their beneficial ownership of the Common Stock, $0.05 par value per share of CALIFORNIA COASTAL COMMUNITIES, INC. (the "Company") on Schedule 13D as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

            2. Power of Attorney.

            Each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., Asher B. Edelman & Associates LLC, individually and as Investment Manager of Edelman Value Fund, Ltd., A.B. Edelman Management Company, Inc., individually and in its capacity as General Partner of Edelman Value Partners, L.P., and Asher B. Edelman, hereby designates and appoints SEBASTIANO ANDINA as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

            3. Binding on Heirs, Representatives, Successors and Assigns. This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.

                    /s/ Asher B. Edelman
                    -----------------------------------------
                        Asher B. Edelman

                    EDELMAN VALUE PARTNERS, L.P.,
                     a Delaware limited partnership

                    By:  A.B. Edelman Management Company, Inc., a
                         corporation, General Partner

                    By: /s/ Asher B. Edelman
                        -------------------------------------
                        Asher B. Edelman, President

                    EDELMAN VALUE FUND, LTD.,
                    a British Virgin Islands corporation

                    By:  Asher B. Edelman & Associates LLC, its
                          its Investment Manager

                    By:  /s/ Asher B. Edelman
                        ------------------------------------
                        Asher B. Edelman, Managing Member


                    A.B. EDELMAN MANAGEMENT COMPANY, INC.,
                    a New York corporation

                    By: /s/ Asher B. Edelman
                        ------------------------------------
                        Asher B. Edelman, President


                    ASHER B. EDELMAN & ASSOCIATES LLC,
                    a limited liability company

                    By: /s/ Asher B. Edelman
                        ------------------------------------
                        Asher B. Edelman, Managing Member